TMD ENERGY LIMITED

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

Via Edgar

January 10, 2025

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: TMD Energy Limited (the “Company”)

Registration Statement on Form F-1

Filed December 10, 2024

File No. 333-283704

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated January 6, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form F-1 Filed December 10, 2024

Dilution, page 51

1.	We note your response to prior comment 2. Please tell us why your pro forma as adjusted net tangible book value at June 30, 2024 and the related dilution calculations did not change as a result of excluding deferred offering costs in your historical net tangible book value.

Response:

The pro forma as adjusted net tangible book value as at June 30, 2024, amounting to $24,999,599, as previously presented, already excluded deferred offering costs. As a result, there was no impact on the related dilution calculations, which remain unchanged.

Unaudited Condensed and Consolidated Statements of Cash Flows For the Six Months Ended June 30, 2024 and 2023, page F-31

2.	Refer to item (ii) in your response to prior comment 3. Please provide disclosure of the transactions noted in your response. In addition, it appears that the $5.3 million reduction in APIC and the due from related parties from Straits are non-cash transactions. Please tell us why you reflect them as cash outflows and inflows in your statement of cash flows. Lastly, tell us how the $2.7 million return of capital for unissued shares for the year ended December 31, 2023 was reflected in your statement of cashflows Refer to ASC 230-10-50-3 through 230-10-50-5.

Response:

The $5.3 million reduction in APIC and the due from related parties from Straits were non-cash transactions. Accordingly, we have revised the classification of the transaction in the statement of cash flows to remove it from the financing activities. We have also updated the related disclosure in the statement of cash flows to align with the guidance provided in ASC 230-10-50-3 through 230-10-50-5. Please refer to the revisions made on page F-31 of the Amended F-1.

In regards to the $2.7 million return of capital for unissued shares for year ended December 31, 2023, this transaction was appropriately treated as non-cash transaction. We have updated the disclosure in the statement of cash flows to align with the guidance provided in ASC 230-10-50-3 through 230-10-50-5. Please refer to the revisions made on F-6 of the Amended F-1.

Registration Statement on Form F-1 filed December 10, 2024

Material Income Tax Considerations

Cayman Islands Taxation, page 136

3.	We note the statement in Exhibit 5.1 that the disclosure in this section of the prospectus constitutes counsel’s opinion. Please revise this section of the prospectus to state that it constitutes the opinion of Cayman Islands counsel, Ogier. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Also include a reference to Exhibit 8.1 in the exhibit index.

Response: We respectfully advise the Staff that we have revised pages 136 and II-4 of the Amended F-1 (including Exhibit 8.1).

Please also refer to the revised Exhibit 5.1 which has incorporated the opinion of the Cayman Islands counsel, Ogier, regarding tax matters (Exhibit 8.1).

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Dato Sri’ Kam Choy HO
TMD Energy Limited
Chief Executive Officer
Encl.